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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Regency Energy Partners LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

75885Y 10 7
(CUSIP Number)

Tyson Yates
Regency LP Acquirer, L.P.
120 Long Ridge Road
Stamford, Connecticut 06927
Telephone: (203) 961-5963
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 10, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	75885Y 10 7	Page	2	of	9

1	NAMES OF REPORTING PERSONS: Regency LP Acquirer, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC, OO (contribution from owners)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF	7	SOLE VOTING POWER: 17,705,796*
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER: 17,705,796*
WITH	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 17,705,796*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN (Limited Partnership)
* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D is comprised of Subordinated Units of the Issuer that are convertible into Common Units. See Item 1.

CUSIP No.	75885Y 10 7	Page	3	of	9

1	NAMES OF REPORTING PERSONS: EFS Regency GP Holdco II, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF	7	SOLE VOTING POWER: 17,705,796*
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER: 17,705,796*
WITH	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 17,705,796*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)
* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D is comprised of Subordinated Units of the Issuer that are convertible into Common Units. See Item 1.

CUSIP No.	75885Y 10 7	Page	4	of	9

1	NAMES OF REPORTING PERSONS: Aircraft Services Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: NEVADA
NUMBER OF	7	SOLE VOTING POWER: 17,705,796*
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER: 17,705,796*
WITH	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 17,705,796*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): HC, CO
* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D is comprised of Subordinated Units of the Issuer that are convertible into Common Units. See Item 1.

Introduction

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Schedule 13D initially filed on June 28, 2007 (the “Schedule 13D”).  Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used and not otherwise defined have the meanings given to them in the Schedule 13D.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended by adding the following:

This Amendment relates to the common units (the “Common Units”) of Regency Energy Partners LP, a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201. The total number of Common Units reported as beneficially owned in this Amendment is 17,705,796, which constitutes approximately 30.4% of the total number of Common Units outstanding, assuming the Subordinated Units (defined below) were converted into Common Units. This number and percentage is comprised of subordinated units (the “Subordinated Units”), which are convertible on a one-to-one basis into Common Units as described in Item 6. The beneficial ownership reported in this Schedule 13D assumes that at December 10, 2007 there were 40,512,113 Common Units outstanding (not including the Subordinated Units). The Common Units represent limited partner interests in the Issuer.

Item 2. Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)
This Amendment is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”):

(i)	Regency LP Acquirer, L.P., a Delaware limited partnership (“LP Holdings”);

(ii)	EFS Regency GP Holdco II, LLC, a Delaware limited liability company (the “LP Holdings GP,” and collectively with LP Holdings, the “LP Holdings Entities”); and

(iii)	Aircraft Services Corporation, a Nevada corporation (“ASC”).

The persons listed in (i) through (iii) above are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Amendment as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons was set forth on Schedule A, attached to the Schedule 13D, which is incorporated herein by reference.

(Page 5 of 9 Pages)

(b)	(i)	The address of the principal business office of each of the Holdings Entities and ASC is as follows:

120 Long Ridge Road
Stamford, Connecticut 06927

(c)	(i)
LP Holdings was formed to acquire the Subordinated Units, and LP Holdings is the sole record owner of the Subordinated Units reported as beneficially owned in this Schedule 13D. LP Holdings GP was formed to be the general partner of LP Holdings.

(ii)	ASC is a holding company owned indirectly by General Electric Company, a New York corporation.

(d)-(e) None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following:

Pursuant to that certain Contribution Agreement, dated as of December 10, 2007 (the “Contribution Agreement”), by and among the Issuer, Regency Gas Services LP, a Delaware limited partnership and a wholly owned subsidiary of the Issuer (“RGS”, and together with the Issuer, the “Buyers”), ASC Hugoton LLC, a Delaware limited liability company and a wholly owned subsidiary of ASC (“ASC Hugoton”), FrontStreet EnergyOne LLC, a Delaware limited liability company, and, solely for purposes of Section 2.3(g) thereof, ASC.  ASC Hugoton agreed to acquire from the Buyers 4,650,905 Class E Units, subject to adjustment (the “Transaction Units”).   The Transaction Units will be convertible on a one-for-one basis into Common Units at the holder's election at any time from and after February 15th, 2008.  The aggregate consideration transferred by ASC Hugoton pursuant to the Contribution Agreement will be 9,500 limited liability interests in FrontStreet Hugoton LLC, a Delaware limited liability company.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by adding the following:

ASC is acquiring the Transaction Units for investment purposes. The following describes plans or proposals, including those in connection with the transaction, that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(Page 6 of 9 Pages)

(a)
Subject to the terms and conditions of the Issuer Partnership Agreement, RGPLP, a wholly owned subsidiary of GP Holdings, and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933, as amended (the “Securities Act”) and applicable state securities laws any limited partner interest that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission. LP Holdings and ASC Hugoton may sell Subordinated Units, Transaction Units or Common Units resulting from conversion of the Subordinated Units or Transaction Units from time to time in the future. The timing and amount of LP Holdings’ and ASC Hugoton resales of Subordinated Units, Transaction Units or Common Units will be subject to market conditions, compliance with applicable legal requirements and such other factors as LP Holdings may deem relevant.

(b)	None.

(c)	None.

(d)	None.

(e)	None.

(f)	None.

(g)	None.

(h)	None.

(i)
Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Amendment, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Subordinated Units or Transaction Units (or the Common Units into which they may convert) reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other

(Page 7 of 9 Pages)

opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)-(b)	(i) LP Holdings is the sole record owner of, and has the sole power to vote and dispose of 17,705,796 Subordinated Units (30.4%).
(ii)
LP Holdings GP does not directly own any Common Units or Subordinated Units. By virtue of being the sole general partner of LP Holdings, LP Holdings GP may be deemed to possess sole voting and dispositive powers with respect to the 17,705,796 Subordinated Units held by LP Holdings (30.4%).

(iii)
ASC does not directly own any Common Units or Subordinated Units. By virtue of being the sole member of LP Holdings GP, ASC may be deemed to possess sole voting and dispositive powers with respect to the 17,705,796 Subordinated Units held by LP Holdings (30.4%).

(c)	Other than as described in Item 3, none.

(d)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:

Contribution Agreement

On December 10, 2007, ASC and ASC Hugoton entered into the Contribution Agreement pursuant to which ASC Hugoton agreed to acquire from the Buyers the Transaction Units in exchange for 9,500 limited liability interests in FrontStreet Hugoton LLC, a Delaware limited liability company.  Pursuant to the Contribution Agreement, FrontStreet EnergyOne LLC has agreed to transfer to the Issuer 500 limited liability interests in FrontStreet Hugoton LLC.  The closing of the transactions contemplated by the Contribution Agreement is subject to customary terms and conditions.

Lock-up Agreement

On December 10, 2007, ASC Hugoton entered in to a Lock-up Agreement with the Issuer, pursuant to which ASC Hugoton agreed that with respect to 1,107,940 of the Transaction Units, ending on the date that is 90 days following the closing of the transaction contemplated by the Contribution Agreement (the “Effective Date”) and, with respect to the remaining 3,542,965 Transaction Units, ending on the date that is 270 days following the Effective Date, ASC Hugoton shall not, directly or indirectly, without the prior written consent of the Issuer, (i) sell, offer to sell, contract to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise dispose of, contract to dispose of, or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future with respect to, any Transaction Units (or any securities into which the Transaction Units may be converted) (collectively the “Restricted Units”) or any securities convertible into or exchangeable or exercisable for Restricted Units, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such Restricted Units or any securities convertible into or exchangeable or exercisable for Restricted Units, whether any such transaction is to be settled by delivery of Restricted Units or other securities, in cash or otherwise.

Draft Partnership Agreement Amendment

Draft Amendment to the Amended and Restated Agreement of Limited Partnership of the Partnership (“Issuer Partnership Agreement”) will contain various provisions with respect to the Class E Units governing, among other matters, voting, distributions, transfers and allocations of profits.

(Page 8 of 9 Pages)

and losses to the partners. Pursuant to the terms of the Draft Amendment, the Class E Common Units will be convertible to Common Units on a one-for-one basis from and after February 15, 2008. Under the terms of the Draft Amendment, the Class E Common Units generally will be entitled to one vote on each matter with respect to which the Common Units are entitled to vote. Depending on the matter subject to a vote, the Class E Common Units vote either as a separate class from the Common Units or as part of a single class of the Common Units.

The Contribution Agreement, Lock-up Agreement and Draft Amendment are each attached as exhibits hereto, and are hereby incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

Exhibit A	—	Joint Filing Agreement.*
Exhibit B	—	Draft Amendment to Amended and Restated Agreement of Limited Partnership of Regency Energy Partners LP.**
Exhibit C	—	Contribution Agreement.***
Exhibit D	—	Lock-up Agreement.****

*        Filed herewith
**      Filed as Exhibit C to Exhibit 2.1 to the Issuer's Form 8-K dated December 13, 2007 (the "Issuer Form 8-K")
***    Filed as Exhibit 2.1 to the Issuer Form 8-K
****  Filed as Exhibit E to Exhibit 2.1 to the Issuer Form 8-K.

(Page 9 of 9 Pages)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: December 14, 2007

Regency LP Acquirer, L.P.

By:	EFS Regency GP Holdco II, LLC Its: General Partner

By:	Aircraft Services Corporation its Managing Member

	By:	/s/ Tyson Yates
Name: Tyson Yates Title: Vice President

EFS Regency GP Holdco II, LLC

By:	Aircraft Services Corporation its Managing Member

	By:	/s/ Tyson Yates
Name: Tyson Yates Title: Vice President

Aircraft Services Corporation

	By:	/s/ Tyson Yates
Name: Tyson Yates
Title: Vice President

S-1

EXHIBIT A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

     The undersigned hereby agree as follows:

           (i)    Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

           (ii)           Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: December 14, 2007

Regency LP Acquirer, L.P.

By:	EFS Regency GP Holdco II, LLC
Its: General Partner

By:	Aircraft Services Corporation its Managing Member

By:	/s/ Tyson Yates

Name: Tyson Yates Title: Vice President

EFS Regency GP Holdco II, LLC

By:	Aircraft Services Corporation its Managing Member

By:	/s/ Tyson Yates

Name: Tyson Yates Title: Vice President

Aircraft Services Corporation

By:	/s/ Tyson Yates

Name: Tyson Yates Title: Vice President